UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32488 / February 22, 2017

In the Matter of	:
	:
SMARTX ETF TRUST	:
c/o Guinness Atkinson Asset Management Inc.	:
21550 Oxnard Street, Suite 850	:
Woodland Hills, California 91367	:
	:
(811-22825)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on December 9, 2016, and an amendment on January 5, 2017, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On January 27, 2017, a notice of filing of the application was issued (Investment Company Act Release No. 32456). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary